

September 20, 2021

Mark Langer
Chief Financial Officer
Urban Edge Properties
Urban Edge Properties LP
888 Seventh Avenue
New York, NY 10019

       Re: Urban Edge Properties
           Urban Edge Properties LP
           Form 10-K for the year ended December 31, 2020
           Filed February 17, 2021
           File No. 001-36523
           File No. 333-212951-01

Dear Mr. Langer:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                             Sincerely,

                             Division of Corporation Finance
                             Office of Real Estate & Construction